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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                Commission File Number 000-22877
                                                                       ---------

                           NOTIFICATION OF LATE FILING


(Check One): /X/Form 10-K, / / Form 11-K, / / Form 20-F, / / Form 10-Q / / Form N-SAR

                       For Period Ended: DECEMBER 31, 2001


/ / Transition Report on Form 10-K         / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F         / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K

              For the Transition Period Ended: ___________________

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_____________________________

                        PART I -- REGISTRANT INFORMATION

UPC POLSKA, INC.
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Full Name of Registrant

@ ENTERTAINMENT, INC.
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Former Name if Applicable

4643 ULSTER STREET, SUITE 1300
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Address of Principal Executive Office (STREET AND NUMBER)

DENVER, CO 80237
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City, State and Zip Code

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                       PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

              (b) The subject annual report, semi-annual report, transition report on Form 10- K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day
/X/ following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The registrant is unable to timely file its Annual Report on Form
10-K for the year ended December 31, 2001 without unreasonable effort and expense because of delays due to the registrant's need to confirm treatment of debt owed to its stockholder and its stockholder's affiliate. The registrant anticipates that the Annual Report on Form 10-K will be filed on or before April 16, 2002.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

SIMON BOYD                                  011-48        22-701-0930
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(Name)                                    (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /X/Yes / /No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/Yes / /No


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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's statements of operations for the year ending December 31, 2000, reflect a net loss of $248,811 million. The Company's net loss to be reflected in its statements of operations for the year ending December 31, 2001, will be significantly greater than this. This is primarily due to the Company's recognition of a material loss on its disposition of its digital satellite direct-to-home ("D-DTH") assets. In this regard, the Company filed a Current Report on Form 8-K on December 21, 2001, relating to consummation of its transaction with Canal+ Group (the television and film division of Vivendi Universal S.A.) pursuant to which the companies merged their Polish D-DTH platforms. An amendment to this Current Report was filed on Form 8-K/A on February 20, 2002, to include pro forma financial information related to this transaction.


                                UPC POLSKA, INC.
                                ----------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  APRIL 2, 2002                 By  /S/ JOANNA NIECKARZ
      ----------------                  ---------------------------------------
                                        Joanna Nieckarz
                                        Chief Financial Officer

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